SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A4

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671103
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Lambda Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only *
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,310,827
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,310,827
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,310,827*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	61.83%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,432,221
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,432,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,432,221*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.09%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,432,221
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,432,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,432,221*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.09%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,432,221
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,432,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,432,221*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.09%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,432,221
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,432,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,432,221*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.09%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2007 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”), as amended by Amendment No. 1 to the Statement filed with the Commission on February 12, 2010 (“Amendment No. 1”), Amendment No. 2 to the Statement filed with the Commission on March 21, 2011 (“Amendment No. 2”,) and Amendment No. 3 to the Statement filed with the Commission on February 13, 2013 (“Amendment No. 3” and together with the initial Schedule 13D and Amendment No. 1 and Amendment No. 2, the “Statement”).  Except to the extent amended or supplemented by the information contained in this Amendment No. 4, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following:

The consideration used to fund the shares purchased in the Rights Offering (as defined below) was offset by the amount due to Lambda from repayment of the principal and interest of the February 4, 2013 Loan with the remainder paid out of Lambda’s general funds.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

Since the date of the Amendment No. 3 and pursuant to the Registration Rights Agreement dated February 4, 2013, the Company filed a prospectus pursuant to Rule 424(b)(3) with the Commission on April 17, 2013 for the purchase of up to 5,000,000 shares of Common Stock issuable upon exercise of non-transferable rights to subscribe for such shares (the “Rights Offering”). Lambda subscribed for 2,992,884 shares of Common Stock at a subscription cost of $0.60 per share for a total cost of $1,795,730.40. As stated above, this amount was offset by the amount owed to Lambda for repayment of the Loan. Net proceeds due were $244,930.40.

On May 23, 2013, the Company granted each of Mr. Arthur Amron, a Partner and Secretary of Wexford Capital LP and Dr. Paul Mieyal, an employee of Wexford Capital LP, in respect of their service as directors of the Company (i) an option to purchase 10,000 shares of Common Stock of the Company with an exercise price of $0.71 per share (the “2013 Option”) and (ii) 23,346 shares of restricted stock of the Company (the “Restricted Stock”). Upon issuance the 2013 Option and the Restricted Stock were assigned to Wexford Capital LP. The 2013 Options vested immediately with respect to one third of the shares. The remainder of the 2013 Option vests in equal annual installments on the first and second anniversaries of the grant date. The Restricted Stock is restricted for six (6) months following the grant date.
.
Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above. However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of May 23, 2013, calculated as described below, are as follows:

Lambda Investors LLC
(a) Amount beneficially owned:	18,310,827	Percent of class:	61.83%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,310,827
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,310,827

Wexford Capital LP
(a) Amount beneficially owned:	18,432,221	Percent of class:	62.09%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,432,221
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,432,221

Wexford GP LLC
(a) Amount beneficially owned:	18,432,221	Percent of class:	62.09%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,432,221
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,432,221

Charles E. Davidson
(a) Amount beneficially owned:	18,432,221	Percent of class:	62.09%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	18,432,221
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	18,432,221

Joseph M. Jacobs
(a) Amount beneficially owned:	18,432,221	Percent of class:	62.09%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	18,432,221
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	18,432,221

Each aggregate number of shares of Common Stock beneficially owned listed above was calculated by taking the number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person and increasing such number, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.  Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person (calculated in accordance with the previous sentence) by 18,023,803, the number of shares of Common Stock outstanding as of May 23, 2013, based on information and belief, increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.

Wexford Capital may, by reason of its status as managing member of Lambda, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Lambda.

Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following:

The disclosure concerning the Registration Rights Agreement, Rights Offering and related transactions contained in Item 4 is incorporated herein by reference.
* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2013

LAMBDA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS